SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   March 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statement File No. 333-11716.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items


1. Press Release re US NAVY to Become Fourth Air Force to Equip its F-16 Aircraft with the RADA FACE System for a Value over $1.5 Million dated March 24, 2004.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

US NAVY to Become Fourth Air Force to Equip its F-16
Aircraft with the RADA FACE System for a Value over $1.5 Million

Wednesday March 24, 1:20 pm ET

NATANYA, Israel, March 24 /PRNewswire-FirstCall/ -- Following similar contracts with the Royal Netherlands Air Force, the Royal Belgium Air Force and recently with the Portuguese Air Force - RADA Electronic Industries Ltd. (NASDAQ: RADIF -
News) announced today it has singed a contract with the United States Navy to equip its new F-16 squadron with the FACE system.

FACE is a flight data recorder aimed at fatigue monitoring, maintenance and safety. Two prototypes were delivered successfully and the delivery of the serial production units is expected to be complete before year-end. The contract value exceeds $1.5 million. The US Navy has recently received the PERFORMS software package developed by LM Aero and RADA that enables ground extraction and analysis of FACE recorded data to generate maintenance recommendations regarding the fatigue status of the aircraft.

"The US Navy purchase program validates the recognition FACE has earned as standard equipment on board F-16 A/B. We are encouraged by the continued satisfaction of our current FACE system customers and look forward to introducing FACE to other air forces," said Zvika Alon, Vice President for Business Development. "The fact that US Navy is also using PERFORMS makes it the first Air Force that completes the circle of airborne recorder and ground support software provided by RADA."

Commenting on the contract, Chief Executive Officer, Adar Azancot, said, "This program is our first direct contract with the US Government. We are honored to have gained the confidence of the biggest defense customer in the world."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.


Contact: Zvika Alon, V.P Business Development, RADA Electronic Industries Ltd.
Tel: +972-9-8921111

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                             By: /s/Herzle Bodinger
                                                 ------------------
                                                 Herzle Bodinger, Chairman




Date: March 24, 2004